InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars) Quarter and nine months ended September 30, 2012 and 2011

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

Table of contents

Consolidated Income Statements	1

Consolidated Statements of Comprehensive Income	2

Consolidated Balance Sheets	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6

InterOil Corporation Consolidated Income Statements (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

Revenue
Sales and operating revenues	324,109,090	278,499,694	956,335,547	819,484,250
Interest	23,381	368,768	226,360	952,421
Other	2,732,247	3,029,088	7,557,014	8,898,772
	326,864,718	281,897,550	964,118,921	829,335,443

Changes in inventories of finished goods and work in progress	(35,607,503)	(31,631,324)	(6,263,770)	43,859,762
Raw materials and consumables used	(250,722,505)	(238,480,416)	(896,694,438)	(787,256,505)
Administrative and general expenses	(11,213,365)	(11,809,956)	(31,174,931)	(33,119,377)
Derivative (losses)/gains	(4,929,234)	1,914,207	(4,715,186)	1,498,275
Legal and professional fees	(1,656,287)	(1,538,559)	(3,877,763)	(4,498,526)
Exploration costs, excluding exploration impairment (note 6)	(2,056,367)	(6,568,147)	(14,660,051)	(16,636,215)
Finance costs	(4,209,765)	(4,448,608)	(13,646,887)	(13,185,060)
Depreciation and amortization	(5,435,498)	(5,168,473)	(15,449,807)	(13,980,789)
Gain on sale of oil and gas properties (note 11)	2,895,000	-	2,895,000	-
Loss on available-for-sale investment	-	(6,048,537)	-	(1,834,279)
Foreign exchange (losses)/gains	(3,495,353)	1,918,158	3,990,338	17,696,737
	(316,430,877)	(301,861,655)	(979,597,495)	(807,455,977)

Profit/(loss) before income taxes	10,433,841	(19,964,105)	(15,478,574)	21,879,466

Income taxes
Current tax expense	(2,561,068)	(116,517)	(11,623,696)	(4,488,623)
Deferred tax (expense)/benefit	(2,537,251)	302,687	10,160,813	(12,930,404)
	(5,098,319)	186,170	(1,462,883)	(17,419,027)

Profit/(loss) for the period	5,335,522	(19,777,935)	(16,941,457)	4,460,439

Profit/(loss) is attributable to:
Owners of InterOil Corporation	5,335,522	(19,777,694)	(16,941,457)	4,454,238
Non-controlling interest	-	(241)	-	6,201
	5,335,522	(19,777,935)	(16,941,457)	4,460,439

Basic profit/(loss) per share	0.11	(0.41)	(0.35)	0.09
Diluted profit/(loss) per share	0.11	(0.41)	(0.35)	0.09
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,445,397	47,993,229	48,271,469	47,936,721
Diluted (Expressed in number of common shares)	48,785,877	47,993,229	48,271,469	48,857,182

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 1

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

Profit/(loss) for the period	5,335,522	(19,777,935)	(16,941,457)	4,460,439

Other comprehensive income:
Exchange gain/loss on translation of foreign operations, net of tax	(1,096,830)	2,483,862	(3,456,255)	14,903,214
Gain on available-for-sale financial assets, net of tax	694,196	960,240	1,811,784	-
Other comprehensive (loss)/income for the period, net of tax	(402,634)	3,444,102	(1,644,471)	14,903,214
Total comprehensive income/(loss) for the period	4,932,888	(16,333,833)	(18,585,928)	19,363,653

Total comprehensive income/(loss) for the period is attributable to:
Owners of InterOil Corporation	4,932,888	(16,333,592)	(18,585,928)	19,357,452
Non-controlling interests	-	(241)	-	6,201
	4,932,888	(16,333,833)	(18,585,928)	19,363,653

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	September 30,	December 31,	September 30,
	2012	2011	2011
	$	$	$

Assets
Current assets:
Cash and cash equivalents	57,291,559	68,846,441	114,330,510
Cash restricted	33,610,455	32,982,001	23,543,921
Short term treasury bills - held-to-maturity	-	11,832,110	11,324,929
Trade and other receivables	149,852,154	135,273,600	105,377,991
Derivative financial instruments	-	595,440	413,093
Other current assets	906,644	867,967	755,309
Inventories (note 5)	164,808,029	171,071,799	170,997,122
Prepaid expenses	5,891,713	5,477,596	2,361,925
Total current assets	412,360,554	426,946,954	429,104,800
Non-current assets:
Cash restricted	5,980,832	6,268,762	6,530,817
Goodwill	6,626,317	6,626,317	6,626,317
Plant and equipment	251,556,473	246,043,948	237,330,322
Oil and gas properties (note 6)	472,077,713	362,852,766	330,346,730
Deferred tax assets	47,585,649	35,965,273	742,379
Available-for-sale investments	5,462,570	3,650,786	5,644,478
Total non-current assets	789,289,554	661,407,852	587,221,043
Total assets	1,201,650,108	1,088,354,806	1,016,325,843
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	172,929,668	159,882,177	91,957,476
Income tax payable	9,592,164	4,085,137	2,883,220
Derivative financial instruments	371,143	11,457	318,736
Working capital facilities (note 7)	87,076,286	16,480,503	48,085,248
Unsecured loan and current portion of secured loans (note 9)	25,198,297	19,393,023	19,393,023
Current portion of Indirect participation interest (note 10)	13,770,156	540,002	540,002
Total current liabilities	308,937,714	200,392,299	163,177,705
Non-current liabilities:
Secured loans (note 9)	30,238,125	26,037,166	30,481,180
2.75% convertible notes liability	58,175,245	55,637,630	54,816,599
Deferred gain on contributions to LNG project	746,834	5,810,775	7,263,210
Indirect participation interest (note 10)	20,904,686	34,134,840	34,134,387
Other non-current liabilities (note 11)	20,000,000	-	-
Asset retirement obligations	4,947,101	4,562,269	4,289,444
Deferred tax liabilities	-	1,889,391	-
Total non-current liabilities	135,011,991	128,072,071	130,984,820
Total liabilities	443,949,705	328,464,370	294,162,525
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 12)	927,913,817	905,981,614	902,114,261
Authorized - unlimited
Issued and outstanding - 48,587,461
(Dec 31, 2011 - 48,121,071)
(Sep 30, 2011 - 48,000,131)
2.75% convertible notes	14,298,036	14,298,036	14,298,036
Contributed surplus	20,107,937	25,644,245	24,552,456
Accumulated Other Comprehensive Income	27,736,411	29,380,882	24,164,391
Conversion options	12,150,880	12,150,880	12,150,880
Accumulated deficit	(244,506,678)	(227,565,221)	(255,143,006)
Total equity attributable to owners of InterOil Corporation	757,700,403	759,890,436	722,137,018
Non-controlling interest	-	-	26,300
Total equity	757,700,403	759,890,436	722,163,318
Total liabilities and equity	1,201,650,108	1,088,354,806	1,016,325,843

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Statements of Changes in Equity (Unaudited, Expressed in United States dollars)

	Nine months ended	Year ended	Nine months ended
	September 30,	December 31,	September 30,
	2012	2011	2011
Transactions with owners as owners:	$	$	$
Share capital
At beginning of period	905,981,614	895,651,052	895,651,052
Issue of capital stock (note 12)	21,932,203	10,330,562	6,463,209
At end of period	927,913,817	905,981,614	902,114,261
2.75% convertible notes
At beginning and end of period	14,298,036	14,298,036	14,298,036
Contributed surplus
At beginning of period	25,644,245	16,738,417	16,738,417
Fair value of options and restricted stock transferred to share capital	(11,313,780)	(5,598,009)	(3,914,210)
Stock compensation expense	5,777,472	14,721,387	11,728,249
Loss on buyback of non-controlling interest	-	(217,550)	-
At end of period	20,107,937	25,644,245	24,552,456
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of period	29,788,447	9,261,177	9,261,177
Foreign currency translation movement for the period, net of tax	(3,456,255)	20,527,270	14,903,214
Foreign currency translation reserve at end of period	26,332,192	29,788,447	24,164,391
Gain/(loss) on available-for-sale financial assets
At beginning of period	(407,565)	-	-
Gain/(loss) on available-for-sale financial assets, net of tax	1,811,784	(407,565)	-
Gain/(loss) on available-for-sale financial assets at end of period	1,404,219	(407,565)	-
Accumulated other comprehensive income at end of period	27,736,411	29,380,882	24,164,391
Conversion options
At beginning and end of period	12,150,880	12,150,880	12,150,880
Accumulated deficit
At beginning of period	(227,565,221)	(245,217,682)	(259,597,244)
Net (loss)/profit for the period	(16,941,457)	17,652,461	4,454,238
At end of period	(244,506,678)	(227,565,221)	(255,143,006)
Total InterOil Corporation shareholders' equity at end of period	757,700,403	759,890,436	722,137,018

Transactions with non-controlling interest
At beginning of period	-	20,099	20,099
Net profit for the period	-	6,201	6,201
Buyback of non-controlling interest	-	(26,300)	-
At end of period	-	-	26,300
Total equity at end of period	757,700,403	759,890,436	722,163,318

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Statements of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
	$	$	$	$

Cash flows generated from (used in):

Operating activities
Net profit/(loss) for the period	5,335,522	(19,777,935)	(16,941,457)	4,460,439
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	5,435,498	5,168,473	15,449,807	13,980,789
Deferred tax	2,872,882	(66,555)	(13,509,767)	13,355,749
Gain on sale of exploration assets	(2,895,000)	-	(2,895,000)	-
Accretion of convertible notes liability	858,478	808,915	2,537,615	2,391,110
Amortization of deferred financing costs	36,986	55,986	129,959	167,958
Timing difference between derivatives recognized and settled	1,122,929	(89,857)	955,126	(272,935)
Stock compensation expense, including restricted stock	2,112,932	4,029,821	5,777,472	11,728,248
Movement in inventory write down	(24,636,489)	(3,255,318)	-	3,417,882
Accretion of asset retirement obligation liability	82,774	79,678	248,322	79,678
Oil and gas properties expensed	2,056,367	6,568,147	14,660,051	16,636,215
Loss on Flex LNG investment	-	6,048,537	-	1,834,279
Unrealized foreign exchange loss/(gain)	22,277	(3,763,825)	(876,631)	(1,847,242)
Change in operating working capital
(Increase)/decrease in trade and other receivables	(31,466,298)	4,515,067	(23,460,485)	(35,290,574)
Decrease/(increase) in other current assets and prepaid expenses	2,360,590	637,017	(452,794)	981,399
Decrease/(increase) in inventories	59,593,399	35,072,018	4,014,645	(37,484,446)
Increase in trade and other payables	6,708,330	13,422,313	6,017,991	23,754,298
Net cash generated from/(used in) operating activities	29,601,177	49,452,482	(8,345,146)	17,892,847

Investing activities
Expenditure on oil and gas properties	(46,034,941)	(35,025,246)	(149,275,108)	(98,420,370)
Proceeds from IPI cash calls	-	91,138	3,497,542	91,138
Expenditure on plant and equipment	(12,526,263)	(10,442,871)	(26,026,273)	(23,691,596)
Proceeds from Pacific Rubiales Energy (conveyance accounted portion)	-	-	20,000,000	-
Maturity of short term treasury bills	-	(11,324,929)	11,832,110	(11,324,929)
Acquisition of Flex LNG Ltd shares, including transaction costs	-	-	-	(7,478,756)
Decrease/(increase) in restricted cash held as security on borrowings	906,997	6,453,266	(340,524)	17,203,331
Change in non-operating working capital
Increase in trade and other receivables	-	(10,000,000)	-	(10,000,000)
Increase/(decrease) in trade and other payables	14,342,166	(916,001)	22,892,495	(10,763,171)
Net cash used in investing activities	(43,312,041)	(61,164,643)	(117,419,758)	(144,384,353)

Financing activities
Repayments of OPIC secured loan	-	-	(4,500,000)	(4,500,000)
Proceeds from Mitsui for Condensate Stripping Plant	3,578,489	551,562	3,578,489	9,872,532
Proceeds from Westpac secured loan	-	-	15,000,000	-
Repayments of Westpac secured loan	(2,143,000)	-	(2,143,000)	-
Proceeds from Pacific Rubiales Energy for interest in PPL237	20,000,000	-	20,000,000	-
Proceeds from working capital facility	24,188,225	(45,633,592)	70,595,783	(3,169,078)
Proceeds from issue of common shares, net of transaction costs	4,757,023	192,550	10,618,423	2,549,000
Net cash generated from financing activities	50,380,737	(44,889,480)	113,149,695	4,752,454

Increase/(decrease) in cash and cash equivalents	36,669,873	(56,601,641)	(12,615,209)	(121,739,052)
Cash and cash equivalents, beginning of period	20,623,574	168,439,410	68,846,441	233,576,821
Exchange gains on cash and cash equivalents	(1,888)	2,492,741	1,060,327	2,492,741
Cash and cash equivalents, end of period	57,291,559	114,330,510	57,291,559	114,330,510
Comprising of:
Cash on Deposit	56,656,729	23,684,485	56,656,729	23,684,485
Term Deposits	634,830	90,646,025	634,830	90,646,025
Total cash and cash equivalents, end of period	57,291,559	114,330,510	57,291,559	114,330,510

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”). The Company is incorporated and domiciled in Canada. The Company is a Yukon Territory corporation, continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered office is 300-204 Black Street, Whitehorse, Yukon, Canada.

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate. Upstream includes exploration, appraisal and development operations for crude oil and natural gas structures in PNG. Upstream currently includes the development of the Elk and Antelope fields infrastructure, including the condensate stripping and associated facilities, and the gas gathering and associated common facilities, in connection with commercializing significant gas discoveries. Midstream consists of both Midstream Refining and Midstream Liquefaction. Midstream Refining includes refining of products for the domestic market in PNG and exports, and Midstream Liquefaction includes the work being undertaken to develop liquefaction and associated facilities (”LNG project”) in PNG for the export of liquefied natural gas. Downstream includes wholesale and retail distribution of refined products in PNG. Corporate engages in business development and improvement, common services and management, financing and treasury, product shipping, government and investor relations. Common and integrated costs are recovered from reporting segments on an equitable driver basis.

These condensed consolidated interim financial statements were approved for issue on November 9, 2012.

2.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these condensed consolidated interim financial statements as if these policies had always been in effect unless otherwise indicated.

(a)	Basis of preparation and adoption of IFRS

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements including IAS 34 – ‘Interim Financial Reporting”. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of the date these statements were approved. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2012 could result in restatement of these condensed consolidated interim financial statements.

The condensed consolidated interim financial statements for the quarter and nine months ended September 30, 2012 have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale investments which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

(b)	Statement on liquidity

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at September 30, 2012 amounted to $103.4 million compared to $265.9 million as at September 30, 2011. The Company has cash, cash equivalents and cash restricted of $96.9 million as at September 30, 2012 (September 2011 - $144.4 million), of which $39.6 million is restricted (September 2011 - $30.1 million).

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

With respect to its Upstream operations, the Company has the ability to select the timing of exploration activities as long as the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPL”) and Petroleum Retention Licenses (“PRL”) are met. Refer note 14 for further information on these commitments.

The Company has a short term total working capital facility of $240.0 million for its Midstream – Refining operation that is renewable annually with BNP Paribas. As at September 30, 2012, $218.9 million of the combined facility has been utilized, and the remaining facility of $21.1 million remains available for use. The facility was renewed in February 2012 until January 31, 2013.

The Company has an approximate $67.3 million (Papua New Guinea Kina (“PGK”) 140.0 million) revolving working capital facility for its Downstream operations in PNG from Bank of South Pacific Limited (“BSP”) and Westpac Bank PNG Limited (“Westpac”). As at September 30, 2012, $17.9 million (PGK 37.3 million) of this combined facility has been utilized, and $49.4 million (PGK 102.7 million) of this facility remains available for use. The Westpac facility was for an initial term of three years and was renewed in November 2011 through to November 2014. The facility was increased in February 2012 by $4.8 million (PGK 10.0 million). In addition, a secured loan of $15.0 million was provided as part of this increased facility which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. The BSP facility is renewable annually and was renewed in October 2012 through to October 2013.

On October 16, 2012, the Company entered into a five year amortizing $100.0 million secured term loan facility with BNP Paribas Singapore, Bank South Pacific Limited, and Australia and New Zealand Banking Group (PNG) Limited. Borrowings under the facility have been used for repayment of all outstanding amounts under the term loan granted by OPIC and will also be used for general corporate purposes. The loan is secured over the assets of the refinery and bears interest at LIBOR plus 6.5%.

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field, condensate stripping and liquefaction facilities. Therefore the Company must extend or secure sufficient funding through renewed or additional borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans. Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives. Accordingly, these condensed consolidated interim financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated.

(c)	Accounting policies

The accounting principles applied to the condensed consolidated interim financial statements are consistent with those described in note 2 of the audited consolidated financial statements for the year ended December 31, 2011.

(d)	New standards issued but not yet effective

The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not yet effective for the financial year beginning January 1, 2012 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2015): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2015 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but do not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.
-	IFRS 10 'Consolidated Financial Statements' (effective from January 1, 2013): This builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. This new standard might impact the entities that a group consolidates as its subsidiaries. The Company is yet to assess IFRS 10’s full impact, but do not expect any material changes due to this standard
-	IFRS 11 'Joint Arrangements' (effective from January 1, 2013): This provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. The Company will assess the impact of this standard taking into consideration the final outcome of the ongoing sell down process in relation to the Elk and Antelope fields.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	IFRS 12 'Disclosure of Interests in Other Entities' (effective from January 1, 2013): This is a new standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company is yet to assess IFRS 12’s full impact, but do not expect any material changes due to this standard
-	IFRS 13 ‘Fair Value Measurement’ (effective from January 1, 2013): This aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The Company is yet to assess IFRS 13’s full impact, but do not expect any material changes due to this standard.
-	IAS 27 ‘Separate Financial Statements’ (effective from January 1, 2013): This includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The Company is yet to assess IAS 27’s full impact.
-	IAS 28 ‘Investments in Associates and Joint Ventures’ (effective from January 1, 2013): This now includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The Company will assess the impact of this standard taking into consideration the final outcome of the ongoing sell down process in relation to the Elk and Antelope fields.

3.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The product pricing risks are managed by the Supply and Trading Department under the guidance of the Risk Management Committee. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

4.	Segmented financial information

As stated in note 1, management has identified four major reporting segments - Upstream, Midstream, Downstream and Corporate. Midstream consists of both Midstream Refining and Midstream Liquefaction. The Corporate segment includes assets and liabilities that do not specifically relate to the other reporting segments. Results in this segment primarily include management expenses. Consolidation adjustments relating to total assets relates to the elimination of intercompany receivables.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity. Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, Midstream and Downstream include costs allocated from the Corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories. The majority of the Company’s operations are located in Papua New Guinea, with the exception of the Corporate segment which also has operations in the United States, Australia and Singapore.

Included in the Company’s revenues from external customers for the nine months ended September 30, 2012 is revenue from exports to foreign countries of $248,045,844 (Sep 2011 - $219,016,343). The Midstream – Refining segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG and for export. The Downstream segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG on a wholesale and retail basis. The Corporate segment derives their revenue from the shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Nine months ended September 30, 2012	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	313,352,038	-	642,843,404	140,105	-	956,335,547
Intersegment revenues	-	499,457,272	-	162,609	39,630,009	(539,249,890)	-
Interest revenue	4,717	177,732	347	2,964	36,608,974	(36,568,374)	226,360
Other revenue	6,222,815	-	-	1,334,199	-	-	7,557,014
Total segment revenue	6,227,532	812,987,042	347	644,343,176	76,379,088	(575,818,264)	964,118,921

Cost of sales and operating expenses	-	788,419,069	-	597,015,614	13,687,857	(496,164,332)	902,958,208
Administrative, professional and general expenses	4,696,923	26,116,273	717,270	13,917,526	34,246,533	(41,065,107)	38,629,418
Derivative loss/(gain)	-	4,726,643	-	-	(11,457)	-	4,715,186
Foreign exchange loss/(gain)	914,057	4,024,753	2,606	(8,382,195)	(549,559)	-	(3,990,338)
Gain on disposal of exploration assets	(2,895,000)	-	-	-	-	-	(2,895,000)
Exploration costs, excluding exploration impairment	14,660,051	-	-	-	-	-	14,660,051
Depreciation and amortisation	1,201,130	8,705,513	7,946	3,945,977	1,686,718	(97,477)	15,449,807
Interest expense	31,362,722	6,435,268	1,721,598	2,534,060	4,584,889	(36,568,374)	10,070,163
Total segment expenses	49,939,883	838,427,519	2,449,420	609,030,982	53,644,981	(573,895,290)	979,597,495
Segment (loss)/profit before income taxes	(43,712,351)	(25,440,477)	(2,449,073)	35,312,194	22,734,107	(1,922,974)	(15,478,574)
Income tax benefit/(expense)	-	9,148,180	-	(10,443,189)	(167,874)	-	(1,462,883)
Segment net (loss)/profit	(43,712,351)	(16,292,297)	(2,449,073)	24,869,005	22,566,233	(1,922,974)	(16,941,457)

Segment assets	516,678,821	393,679,648	7,927,473	175,829,462	78,338,629	(18,760,717)	1,153,693,316
Unallocated:
Deferred tax							47,585,649
Total assets per the balance sheet							1,201,278,965

Segment liabilities	124,608,447	179,005,584	4,105,121	69,056,892	82,451,785	(15,649,267)	443,578,562

Capital expenditure (net of cash calls)	109,224,947	7,952,675	5,025,718	7,270,577	2,604,957	-	132,078,874

Quarter ended September 30, 2012	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	122,913,397	-	201,125,894	69,799	-	324,109,090
Intersegment revenues	-	151,755,053	-	105,220	14,310,439	(166,170,712)	-
Interest revenue	1,326	2,594	34	719	12,499,546	(12,480,838)	23,381
Other revenue	2,214,782	-	-	517,465	-	-	2,732,247
Total segment revenue	2,216,108	274,671,044	34	201,749,298	26,879,784	(178,651,550)	326,864,718

Cost of sales and operating expenses	-	243,920,186	-	187,633,860	5,158,153	(150,382,191)	286,330,008
Administrative, professional and general expenses	1,824,464	9,073,392	(11,670)	4,639,131	12,194,259	(13,768,072)	13,951,504
Derivative loss	-	4,825,843	-	-	103,391	-	4,929,234
Foreign exchange loss/(gain)	275,330	3,435,004	1,062	201,420	(417,463)	-	3,495,353
Gain on disposal of exploration assets	(2,895,000)	-	-	-	-	-	(2,895,000)
Exploration costs, excluding exploration impairment	2,056,367	-	-	-	-	-	2,056,367
Depreciation and amortisation	453,502	2,920,553	194	1,464,673	629,069	(32,493)	5,435,498
Interest expense	11,437,531	1,654,031	583,948	392,788	1,540,452	(12,480,837)	3,127,913
Total segment expenses	13,152,194	265,829,009	573,534	194,331,872	19,207,861	(176,663,593)	316,430,877
Segment (loss)/profit before income taxes	(10,936,086)	8,842,035	(573,500)	7,417,426	7,671,923	(1,987,957)	10,433,841
Income tax (expense)/benefit	-	(3,484,384)	-	(1,790,851)	176,916	-	(5,098,319)
Segment net (loss)/profit	(10,936,086)	5,357,651	(573,500)	5,626,575	7,848,839	(1,987,957)	5,335,522

Capital expenditure (net of cash calls)	20,686,640	2,202,274	4,840,474	2,188,995	2,162,755	-	32,081,138

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

Nine months ended September 30, 2011	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	285,014,790	-	534,273,268	196,192	-	819,484,250
Intersegment revenues	-	425,819,096	-	179,128	43,147,020	(469,145,244)	-
Interest revenue	13,460	475,559	2	6,897	26,964,992	(26,508,489)	952,421
Other revenue	7,936,879	-	-	985,363	(23,470)	-	8,898,772
Total segment revenue	7,950,339	711,309,445	2	535,444,656	70,284,734	(495,653,733)	829,335,443

Cost of sales and operating expenses	-	662,485,073	-	504,345,757	6,371,392	(429,805,479)	743,396,743
Administrative, professional and general expenses	6,677,207	13,203,738	9,993,651	11,115,642	41,202,625	(41,113,267)	41,079,596
Derivative (gain)/loss	-	(1,817,011)	-	-	318,736	-	(1,498,275)
Foreign exchange loss/(gain)	1,170,217	(20,621,349)	18,205	1,890,673	(154,483)	-	(17,696,737)
Loss on Flex LNG investment	-	-	-	-	1,834,279	-	1,834,279
Exploration costs, excluding exploration impairment	16,636,215	-	-	-	-	-	16,636,215
Depreciation and amortisation	1,900,077	8,375,611	19,263	2,604,687	1,178,627	(97,476)	13,980,789
Interest expense	21,300,156	6,379,506	862,426	3,175,899	4,513,869	(26,508,489)	9,723,367
Total segment expenses	47,683,872	668,005,568	10,893,545	523,132,658	55,265,045	(497,524,711)	807,455,977
Segment (loss)/profit before income taxes	(39,733,533)	43,303,877	(10,893,543)	12,311,998	15,019,689	1,870,978	21,879,466
Income tax expense	-	(12,296,521)	-	(4,367,611)	(754,895)	-	(17,419,027)
Segment net (loss)/profit	(39,733,533)	31,007,356	(10,893,543)	7,944,387	14,264,794	1,870,978	4,460,439

Segment assets	355,620,003	415,621,175	8,394,973	181,592,952	96,184,147	(41,829,786)	1,015,583,464
Unallocated:
Deferred tax							742,379
Total assets per the balance sheet							1,016,325,843

Segment liabilities	74,726,382	106,512,600	9,516,184	73,165,987	69,956,981	(39,715,609)	294,162,525

Captial expenditure	75,051,992	8,824,126	1,686,646	7,261,547	2,343,921	-	95,168,232

Quarter ended September 30, 2011	Upstream	Midstream - Refining	Midstream - Liquefaction	Downstream	Corporate	Consolidation adjustments	Total
Revenues from external customers	-	92,707,764	-	185,878,480	(86,550)	-	278,499,694
Intersegment revenues	-	138,477,984	-	40,254	15,025,603	(153,543,841)	-
Interest revenue	1,228	269,069	-	740	10,138,587	(10,040,856)	368,768
Other revenue	2,643,496	-	-	385,591	1	-	3,029,088
Total segment revenue	2,644,724	231,454,817	-	186,305,065	25,077,641	(163,584,697)	281,897,550

Cost of sales and operating expenses	-	228,317,694	-	178,758,093	2,964,849	(139,928,896)	270,111,740
Administrative, professional and general expenses	1,434,898	4,517,908	3,600,281	4,502,598	13,793,795	(13,393,085)	14,456,395
Derivative (gain)/loss	-	(2,232,943)	-	-	318,736	-	(1,914,207)
Foreign exchange loss/(gain)	810,533	(2,607,661)	2,196	(526,581)	403,355	-	(1,918,158)
Loss on Flex LNG investment	-	-	-	-	6,048,537	-	6,048,537
Exploration costs, excluding exploration impairment	6,568,147	-	-	-	-	-	6,568,147
Depreciation and amortisation	1,105,216	2,845,664	6,421	894,920	348,744	(32,492)	5,168,473
Interest expense	7,806,280	2,493,734	371,670	1,233,074	1,476,827	(10,040,857)	3,340,728
Total segment expenses	17,725,074	233,334,396	3,980,568	184,862,104	25,354,843	(163,395,330)	301,861,655
Segment (loss)/profit before income taxes	(15,080,350)	(1,879,579)	(3,980,568)	1,442,961	(277,202)	(189,367)	(19,964,105)
Income tax benefit/(expense)	-	678,448	-	(296,510)	(195,768)	-	186,170
Segment net (loss)/profit	(15,080,350)	(1,201,131)	(3,980,568)	1,146,451	(472,970)	(189,367)	(19,777,935)

Captial expenditure	27,187,826	2,719,730	909,607	3,845,308	983,189	-	35,645,660

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

5.	Inventories
	September 30,	December 31,	September 30,
	2012	2011	2011
	$	$	$
Midstream - Refining (crude oil feedstock)	55,282,833	40,311,108	23,413,661
Midstream - Refining (refined petroleum product)	45,442,434	70,267,854	87,892,857
Midstream - Refining (parts inventory)	3,765,434	2,721,147	2,034,382
Downstream (refined petroleum product)	60,317,328	57,771,690	57,656,222
	164,808,029	171,071,799	170,997,122

As at December 31, 2011 and September 30, 2011, inventory had been written down to its net realizable value. The write down of $259,406 at December 31, 2011 (Sep 2011 - $3,417,882) relating to crude feedstock and refined petroleum products is included in ‘Changes in inventories of finished goods and work in progress’ within the consolidated income statement. No inventory write down was necessary at September 30, 2012. At September 30, 2012, $104,490,701 (Dec 2011 - $113,300,109, Sep 2011 - $113,340,900) of the Midstream Refining inventory balance secures the BNP Paribas working capital facility disclosed in note 7.

6.	Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	September 30,	December 31,	September 30,
	2012	2011	2011
	$	$	$
Drilling and construction equipment	106,326,604	79,367,759	62,187,989
Drilling consumables and spares	19,247,232	14,129,959	13,630,507
Petroleum Prospecting License drilling programs (Unproved)	346,503,877	269,355,048	254,528,234
Gross Capitalized Costs	472,077,713	362,852,766	330,346,730
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	472,077,713	362,852,766	330,346,730

The majority of the costs capitalized under ‘Petroleum Prospective License drilling programs (Unproved)’ above relates to the exploration and development expenditure on the Elk and Antelope fields. The development and monetization efforts of these fields are ongoing, and include the condensate stripping and associated facilities, the gas gathering and associated common facilities, and developing a liquefied natural gas plant and associated facilities in PNG. The majority of current period increase in the PPL drilling programs relates to the drilling activity on the Triceratops field for the Triceratops 2 appraisal well and site preparation work on the Antelope 3 appraisal well.

The following table discloses a breakdown of the exploration costs incurred for the periods ended:

	Nine months ended	Year ended	Nine months ended
	September 30,	December 31,	September 30,
	2012	2011	2011
	$	$	$
Property Acquisition Costs	-	-	-
Exploration Costs	-	-	-
Development Costs	133,840,608	116,493,004	81,784,155
Less: Conveyance accounting offset against properties	(12,261,250)	-	-
Less: Costs allocated against cash calls	(12,354,411)	(8,934,976)	(6,732,163)
Total Costs capitalized	109,224,947	107,558,028	75,051,992
Charged to expense
Geophysical and other costs	14,660,051	18,435,150	16,636,215
Total charged to expense	14,660,051	18,435,150	16,636,215
Oil and Gas Property Additions (capitalized and expensed)	123,884,998	125,993,178	91,688,207

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

7.	Working capital facilities

	September 30,	December 31,	September 30,
Amounts drawn down	2012	2011	2011
	$	$	$
BNP Paribas working capital facility - midstream	69,174,302	10,030,131	24,819,608
Westpac working capital facility - downstream	10,898,580	6,450,372	19,290,040
BSP working capital facility - downstream	7,003,404	-	3,975,600
Total working capital facility	87,076,286	16,480,503	48,085,248

(a) BNP Paribas working capital facility

InterOil has a syndicated working capital credit facility led by BNP Paribas (Singapore branch) with a maximum availability of $240,000,000. The total facility is renewable annually and was renewed in February 2012 until January 31, 2013 with an increase in Facility 1 limit by an additional $10,000,000 to $180,000,000, and a maximum availability of $240,000,000 for the combined facility.

The following table outlines the facility and the amount available for use at periods end:

	September 30,	December 31,	September 30,
	2012	2011	2011
	$	$	$
Working capital credit facility	240,000,000	260,000,000	230,000,000

Less amounts included in the working capital facility liability:
Short term advances/facilities drawn down	(18,350,270)	-	(24,819,608)
Discounted receivables	(50,824,032)	(10,030,131)	-
	(69,174,302)	(10,030,131)	(24,819,608)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(149,702,000)	(164,910,000)	(92,900,000)
Working capital credit facility available for use	21,123,698	85,059,869	112,280,392

(b) Westpac and Bank South Pacific working capital facility

The Company has an approximate $67,270,000 (PGK 140,000,000) revolving working capital facility for its Downstream operations in PNG from BSP and Westpac. Westpac facility limit is approximately $43,245,000 (PGK 90,000,000) and the BSP facility limit is approximately $24,025,000 (PGK 50,000,000). The Westpac facility is for an initial term of three years and was renewed in November 2011 through to November 2014. The Westpac facility was increased in February 2012, by $4,805,000 (PGK 10,000,000). The BSP facility is renewable annually and was renewed in October 2012 through to October 2013. As at September 30, 2012, $17,901,984 (PGK 37,256,991) of this combined facility has been utilized, and $49,368,016 (PGK 102,743,009) of this facility remains available for use. These facilities are secured by a fixed and floating charge over the assets of Downstream operations.

8.	Related parties

(a) Petroleum Independent and Exploration Corporation (“P.I.E”)

P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acted as a sponsor of the Company's oil refinery project until June 2011. In November of 2011, the Company elected to exchange the 5,000 shares held in SP InterOil LDC by PIE for 5,000 shares in InterOil Corporation. The refinery sponsor agreements were terminated with PIE on exchange of the share holding interest in SPI LDC. During the nine months ended September 30, 2012, SPI LDC has been renamed South Pacific Refining Limited.

During the nine months ended September 30, 2012, $nil (Sep 2011 - $75,000) was expensed for the sponsor's management fees in relation to legal, accounting and reporting costs. Of these costs, $nil (Sep 2011 - $75,000) were included in accrued liabilities at September 30, 2012.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

9.	Secured and unsecured loans

	September 30,	December 31,	September 30,
	2012	2011	2011
	$	$	$
Secured loan (OPIC) - current portion	9,000,000	9,000,000	9,000,000
Secured loan (Westpac) - current portion	4,286,000	-	-
Unsecured loan (Mitsui)	11,912,297	10,393,023	10,393,023
Total current portion of loans	25,198,297	19,393,023	19,393,023

Secured loan (OPIC) - non current portion	22,000,000	26,500,000	31,000,000
Secured loan (OPIC) - deferred financing costs	(332,875)	(462,834)	(518,820)
Secured loan (Westpac) - non current portion	8,571,000	-	-
Total non current secured loan	30,238,125	26,037,166	30,481,180

Total secured and unsecured loans	55,436,422	45,430,189	49,874,203

(a) OPIC Secured Loan

On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The loan agreement stipulates half yearly principal payments of $4,500,000, due in June and December of each year, with the final repayment to be made in December 31, 2015. The loan is secured over the assets of the refinery project which had a carrying value of $192,928,651 at September 30, 2012 (Dec 2011 - $194,037,701, Sep 2011 - $189,846,522).

As at September 30, 2012, two installment payments amounting to $4,500,000 each which will be due for payment on December 31, 2012 and June 30, 2013 have been classified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness for the refining operations. A deposit is also required to be maintained to cover the next installment and interest payment. As of September 30, 2012, the company was in compliance with all applicable covenants.

On October 16, 2012, the Company entered into a five year amortizing $100 million secured term loan facility with BNP Paribas Singapore, Bank South Pacific Limited, and Australia and New Zealand Banking Group (PNG) Limited. All closing conditions were completed and amounts drawn down on November 09, 2012. The OPIC term loan was also subsequently repaid on the same date.

(b) Westpac Secured Loan

A secured loan of $15,000,000 was provided as part of the increased Westpac working capital facility which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. The loan agreement stipulates half yearly principal payments of $2,143,000, with the final repayment to be made in August 2015. As at September 30, 2012, two installment payments amounting to $4,286,000 which will be due for payment on March 2, 2013 and September 2, 2013 have been classified into the current portion of the liability. The loan is secured by a fixed and floating charge over the assets of Downstream operations.

(c) Mitsui Unsecured Loan

On April 15, 2010, the Company entered into preliminary joint venture and financing agreements with Mitsui relating to the CS Project. The proposed joint venture is to be entered into for equal shares between Mitsui and InterOil. On August 4, 2010, the JVOA for the CS Project was finalized. The amount financed by Mitsui for InterOil’s proportion of cash calls is treated as an unsecured loan with interest being accrued daily at LIBOR plus a margin of 6.00%. The portion of funding that relates to Mitsui’s share of the project is held in current liabilities. In the event that a positive FID is not reached or made, InterOil will be required to refund Mitsui’s share of capital expenditure incurred and the unsecured loan within a specified period.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 13

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

10.	Indirect participation interests

	September 30,	December 31,	September 30,
	2012	2011	2011
	$	$	$
Indirect participation interest (PNGDV) - current portion	1,384,492	540,002	540,002
Indirect participation interest ("IPI") - current portion	12,385,664	-	-
Total current indirect participation interest	13,770,156	540,002	540,002

Indirect participation interest (PNGDV) - non current portion	-	844,490	844,490
Indirect participation interest ("IPI") - non current portion	20,904,686	33,290,350	33,289,897
Total non current indirect participation interest	20,904,686	34,134,840	34,134,387

Total indirect participation interest	34,674,842	34,674,842	34,674,389

As at June 30, 2012, the IPI liability relating to two exploration wells that are expected to be drilled within the next twelve month period have been transferred to the current portion of the liability.

11.	Contributions from joint venture partner

On April 18, 2012, the Company signed a binding Heads of Agreement (“HOA”) with Pacific Rubiales Energy Corp. (“PRE”) for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the PPL237 Petroleum Prospecting License onshore Papua New Guinea, including the Triceratops structure located within that license. The transaction contemplates staged initial cash payments totaling $116.0 million, an additional carry of 25% of the costs of an agreed exploration work program, and a final resource payment. On July 27, 2012, the Company executed a farm in agreement with PRE relating to the Triceratops structure and the participating interest in the PPL 237 license materially in line with the HOA signed on April 18, 2012. Completion of the farm-in transaction remains subject to satisfaction of additional conditions within 18 months, including execution of JVOA with PRE, and PNG Government approval. PRE's gross participating interest will be subject to the Government of Papua New Guinea's back-in rights provided for in relevant PNG legislation. Additionally, PRE has the option to terminate the Farm-In Agreement at various stages of the work program and to be reimbursed up to US$96.0 million of the $116.0 million initial cash payment (which does not include carried costs) out of future upstream production proceeds.

Pacific LNG Operations Ltd., an affiliate of Clarion Finanz A.G., and its affiliates (“PacLNG”) are participating on a 25% beneficial equity basis in the portion of the farm-in transaction relating to the Triceratops structure (2.5% net and 3.2% gross participating interest), by reducing PacLNG’s indirect participating interest in the Triceratops structure. As a result, PacLNG will receive credits for 25% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure, which will be adjusted against their cash calls receivable balance. PacLNG will also receive credits for a commission fee of 2.5% of resource payments made by Pacific Rubiales (other than carry). Certain other indirect participating interest holders may also participate in the farm-in transaction.

As at September 30, 2012, PRE have paid $40.0 million of the staged cash payments. The first $20.0 million was paid in accordance with the HOA and became non-refundable on execution of the Farm-In Agreement. Based on the agreement, $3.0 million of the HOA Payment has been allocated to the PPL237 (XT) Area and $17.0 million of the HOA Payment has been allocated to the Triceratops Area. The PPL237 (XT) Area currently has no cost base recognized on the balance sheet on the date of execution of the Farm-In Agreement. The Triceratops Area had a cost base on the balance sheet of approximately $55.0 million (SPI’s net share after allocations to other investors) at the date of execution of the Farm-In Agreement.

Based on accounting guidance under FASB 932-360, as the HOA Payment is non-refundable, conveyance accounting has been applied to this payment, and the $3.0 million allocated to the PPL 237 (XT) Area has been recognized as a gain on conveyance in the consolidated income statement (after any associated sale costs, including the 2.5% commission payable to PacLNG), while the $17.0 million allocated to Triceratops has been allocated against the cost base of Triceratops field included within oil and gas properties on the balance sheet. The $17.0 million allocated to Triceratops is gross of PacLNG’s 25% credit ($4.25 million) and the 2.5% commission payable to PacLNG.

The second cash payment of $20.0 million was paid in accordance with the Farm-In Agreement under the Advance Payment Facility. However, the Advance Payment Facility is refundable if PRE decides to exit the program or the agreement is not completed, hence conveyance accounting has not been triggered on this payment. As such, cash payments received under the Advance Payment Facility are to be retained on the balance sheet as a long-term liability until the Initial Resource Payment has been received, at which time management expects the conveyance to be triggered on these payments. The Initial Resource Payment is payable by PRE within one month after a discovery in Triceratops is considered to be commercial and the necessary resource certifications have been obtained.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 14

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

12.	Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$
January 1, 2011	47,800,552	895,651,052

Shares issued on exercise of options under Stock Incentive Plan	265,440	7,087,574
Shares issued on vesting of restricted stock units under Stock Incentive Plan	50,079	2,999,138
Shares issued on buyback of non-controlling interest	5,000	243,850

December 31, 2011	48,121,071	905,981,614

Shares issued on exercise of options under Stock Incentive Plan	394,160	18,234,907
Shares issued on vesting of restricted stock units under Stock Incentive Plan	72,230	3,697,296

September 30, 2012	48,587,461	927,913,817

13.	Potential dilutive instruments

Conversion options, convertible notes, stock options and restricted stock units totaling 2,309,121 common shares at prices ranging from $9.80 to $95.63 were outstanding as at September 30, 2012.

Potential dilutive instruments outstanding	Number of shares September 30, 2012	Number of shares September 30, 2011
Employee stock options	1,083,667	1,640,767
Employee Restricted Stock	152,949	163,489
IPI Indirect Participation interest - conversion options	340,480	340,480
2.75% Convertible notes	732,025	732,025
Others	-	5,000
Total stock options/shares outstanding	2,309,121	2,881,761

14.	Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses (a)	94,679	47,529	37,050	9,900	200	-	-
Secured and unsecured loans	61,330	27,815	15,105	14,252	4,158	-	-
Convertible notes obligations	76,096	1,925	1,925	1,925	70,321	-	-
Indirect participation interest - PNGDV (note 10)	1,384	1,384	-	-	-	-	-
Office fit-out committment	205	205	-	-	-	-	-
	233,694	78,858	54,080	26,077	74,679	-	-

(a)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed as a condition on renewal of these licenses. Company is committed to spend a further $49.9 million as a condition of renewal of our petroleum prospecting licenses up to 2014. Of this $49.9 million commitment, as at September 30, 2012, management estimates that satisfying this license commitment would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI agreement. In addition, the terms of grant of PRL15, requires the Company to spend a further $44.8 million on the development of the Elk and Antelope fields by the end of 2014.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 15

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

14.	Commitments and contingencies (cont’d)

(b) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Audit by PNG Customs

During the second half of 2011, the PNG Customs Service commenced an audit of our petroleum product imports into Papua New Guinea for the years 2007 to 2010.  The Company received a letter in November 2011 from the then Commissioner of Customs setting out certain findings from the audit. This letter included comments alleging that payment of import GST was required and had not been made on imports of certain refined products. As well as requiring payment of GST, the letter noted that administrative penalties were able to be levied by Customs in the range of 50% to 200% of the assessed amounts as per the Customs Act. The Company has since met with the Customs Service and provided it with supporting documentation to demonstrate that the GST amounts claimed in their letter have all been paid.

Subsequent to the quarter ended September 30, 2012, the Company again met with the Customs Service and received strong indications from Customs that matters would be concluded on the basis that the only amount owing by the Company is that in respect of the ‘time value of money’ due to certain delays in filing and any associated administrative penalties levied thereon. The Company has submitted calculations in relation to this concept to the Customs Service and is awaiting their response. Management has maintained a provision that was initially recognized in the year ended December 31, 2011, based on their best estimate in relation to this matter.

15.	Subsequent events

On October 16, 2012, the Company entered into a five year amortizing $100.0 million secured term loan facility with BNP Paribas Singapore, Bank South Pacific Limited, and Australia and New Zealand Banking Group (PNG) Limited. Borrowings under the facility have been used for repayment of all outstanding amounts under the term loan granted by OPIC and will also be used for general corporate purposes. The loan is secured over the assets of the refinery and bears interest at LIBOR plus 6.5%. All closing conditions were completed and amounts drawn down on November 09, 2012. The OPIC term loan was also subsequently repaid on the same date.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 16